EXHIBIT 99.1

Internet Gold Announces Submission of a Revised Petition to Approve an Arrangement to the Tel Aviv-Jaffa District Court Pursuant to Chapter 10 of the Insolvency and Economic Rehabilitation Act, 2018

Tel Aviv, Israel – April 14, 2020 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (OTCMKTS: IGLDF).

The Company previously announced that on February 03, 2020 it filed a petition to the Israeli court pursuant to Chapter 10 of the Insolvency and Economic Rehabilitation Act, 2018, requesting the court to issue an order to convene meetings of the Company’s creditors, and that the court approved the petition on that same day. The Company further announced that on February 06, 2020, the court suspended its decision approving the petition to convene the creditors’ meeting pursuant to a motion filed on behalf of the plaintiff in the derivative claim - TNG 47621-07-16 Horev v. B. Communications Ltd. (“Horev Claim”).

The Company now reports that on April 12, 2020, the Company filed a revised petition requesting the court to issue an order to convene meetings of the Company’s creditors. The agenda for the meetings, as detailed in the revised petition, is to approve the updated arrangement plan. The main change in the updated arrangement plan relates to the proposed settlement of the Horev Claim (the “Updated Horev Settlement”).

As previously announced by the Company, the plaintiff in the Horev Claim (which was filed as a motion to approve a derivative claim) alleged that B Communications Ltd. (“Bcom”) has unlawfully distributed dividend on June 2016 and that on July 2019 the Israeli court approved the filing of the claim as a derivative claim with respect to the Company.

The Updated Horev Claim is based on a settlement agreement signed between the Company, the derivative plaintiff and Bcom, dated March 29, 2020, following a mediation process between the parties. Under the terms of the settlement agreement, the Company will transfer to Bcom, Series C Debentures of Bcom, held by the Company, which value (principal plus accrued interest) is NIS 22 million. The agreement includes a waiver by Bcom and the derivative plaintiff of all claims, inter alia, relating to the derivative action and the dividend distribution against the Company and certain related parties. The Settlement Agreement includes additional provisions, such as the fees and remuneration of the derivative plaintiff and his representatives, which will be paid by Bcom, and regarding the pending appeal to the Israeli Supreme Court against the dismissal of the claim with respect to Bcom’s directors at the relevant times. Such previous directors have now made claims that the Company may also be responsible for part of the dividend not received by the Company. The Settlement Agreement is subject to the approval of the Israeli court dealing with the derivative claim and an approval as part of the arrangement plan by the Israeli court dealing with the Company’s insolvency proceedings.

There is no certainty that the court will approve the Arrangement Plan or that the settlement agreement will be approved.

Note

As previously announced, the Company is not able to fully pay its debts and the proposed arrangement plan includes a distribution of most of the Company’s assets to its creditors (other than an amount of NIS 12 million). The Company anticipates that following submission of additional creditors’ arrangement, which will be submitted to the applicable Israeli court, the existing shares of the Company will be nullified and/or materially diluted and that at the same time the creditors of the Company and the party or parties to a transaction of a purchase of the Company’s shares as a ’shell company’, if such transaction is completed, will receive, among else, substantially all of the outstanding shares of the Company.

About Internet Gold

Internet Gold is a holding company whose principal assets are approximately NIS 307.5 million par value of Series C debentures of B Communications Ltd. as well as 8,383,234 ordinary shares of B Communications Ltd. representing a 7% stake in B Communications Ltd. B Communications Ltd. is the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, leading communications group in Israel. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, the current coronavirus crisis, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Doron Turgeman- CEO

doron@igld.com / Tel: +972-3-924-0000